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                                  EXHIBIT (A)

                         THERMO INSTRUMENT SYSTEMS INC.

                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02454-9046

Dear Thermo Optek Corporation Stockholder:

     On January 31, 2000, Thermo Electron Corporation and Thermo Instrument Systems Inc. announced our intent to take Thermo Optek Corporation (the "Company") private through a so called "short-form" merger. The purposes of this letter and the Schedule 13e-3 Transaction Statement that accompanies this letter are to:

        - tell you more about the merger,

        - explain why Thermo Electron and Thermo Instrument think that the $15.00 per share that you will receive in the merger is fair consideration for your shares and

        - let you know about your rights for an appraisal hearing under Delaware law.

     Neither you nor the Company's Board of Directors are being asked to approve the merger. Under Delaware law, Thermo Electron and Thermo Instrument alone own a sufficient number of shares to cause the merger to occur. After the merger, Thermo Electron and Thermo Instrument will be the only stockholders of the Company. In the merger, which we hope will occur on May 11, 2000 or as soon thereafter as possible, you will receive $15.00 per share in cash. If you do not believe that $15.00 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $15.00 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $15.00 per share.

     Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

     After the merger, the Company will not be publicly traded and will not be listed on the American Stock Exchange. The Company also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax advisor in order to understand fully how the merger will affect you.

                                          Sincerely,

                                          Earl R. Lewis
                                          President and Chief Executive Officer,
                                          Thermo Instrument Systems Inc.